UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of April 26, 2018

TENARIS, S.A.
(Translation of registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [ X ]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

On April 26, 2018, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated April 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENARIS, S.A.

Date: April 26, 2018	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2018 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”). Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

LUXEMBOURG, April 26, 2018 (GLOBE NEWSWIRE) -- Tenaris S.A. (NYSE:TS) (BAE:TS) (BMV:TS) (MILAN:TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2018 in comparison with its results for the quarter ended March 31, 2017.

Summary of 2018 First Quarter Results

(Comparison with fourth and first quarter of 2017)

	1Q 2018	4Q 2017		1Q 2017
Net sales ($ million)	1,866	1,589	17%	1,154	62%
Operating income ($ million)	212	168	26%	36	489%
Net income ($ million)	235	162	45%	206	14%
Shareholders’ net income ($ million)	235	160	47%	205	15%
Earnings per ADS ($)	0.40	0.27	47%	0.35	15%
Earnings per share ($)	0.20	0.14	47%	0.17	15%
EBITDA ($ million)	354	319	11%	198	79%
EBITDA margin (% of net sales)	19.0%	20.1%		17.2%

In the first quarter of 2018, sales, which rose 17% quarter on quarter and 62% year on year, were boosted by an exceptional level of shipments for East Mediterranean pipelines and a high level of sales during the peak Canadian drilling season. Earnings per share, operating income and EBITDA continue to recover and benefit from higher absorption of fixed costs although the EBITDA margin was affected by higher raw material costs and lower margins on the East Mediterranean shipments.

During the quarter, we had a further increase of working capital of $364 million, reflecting an increase in receivables associated with a high level of sales towards the end of the quarter. Net cash flow used in operations amounted to $30 million. After capital expenditures of $92 million, our net cash position declined to $557 million at the end of the quarter.

Market Background and Outlook

In the year to date, shale drilling activity in the USA has grown steadily while, in Canada, growth is being affected by takeaway capacity constraints and wider commodity price spreads. In the rest of the world, higher oil prices are leading to a gradual recovery in onshore drilling activity. In Latin America, despite promising results from the reform programs in Brazil and Mexico and further interest in the Vaca Muerta shale play in Argentina, drilling activity has been slow to pick up outside Colombia and the new deepwater play in Guyana.

The full extent of US Section 232 tariffs on steel imports is still unclear but as far as imports of steel pipes are reduced by quotas or the application of the 25% tariff, Tenaris expects to be well placed to increase production at its US domestic facilities.

In the coming quarters, we expect shipments to be lower than the first quarter but sales and margins should benefit from price increases that compensate recent increases in raw material costs. EBITDA and operating income should continue to show growth through the year.

Analysis of 2018 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2018	4Q 2017		1Q 2017
Seamless	651	593	10%	509	28%
Welded	285	171	67%	74	283%
Total	936	764	23%	583	61%

Tubes	1Q 2018	4Q 2017		1Q 2017
(Net sales - $ million)
North America	807	707	14%	477	69%
South America	285	296	(4%)	203	40%
Europe	153	133	15%	130	17%
Middle East & Africa	456	290	57%	230	98%
Asia Pacific	66	51	29%	46	45%
Total net sales ($ million)	1,766	1,478	20%	1,085	63%
Operating income ($ million)	194	150	29%	31	524%
Operating margin (% of sales)	11.0%	10.1%		2.8%

Net sales of tubular products and services increased 20% sequentially and 63% year on year. In North America sales increased 14% sequentially, reflecting high sales in Canada in the peak drilling season and higher sales in the United States onshore. In South America sales declined 4% sequentially, as slightly higher sales of OCTG in Argentina were offset by lower sales elsewhere. In Europe sales increased 15% thanks to an increase in demand for mechanical pipe and line pipe for power generation and hydrocarbon processing industry. In the Middle East and Africa sales increased 57%, boosted by an exceptional level of shipments of line pipe products for the Zohr project in the East Mediterranean and stable sales elsewhere. In Asia Pacific sales increased 29% thanks to higher shipments throughout the region and particularly in Thailand.

Operating income from tubular products and services amounted to $194 million in the first quarter of 2018, compared to $150 million in the previous quarter and $31 million in the first quarter of 2017. The sequential increase is a result of an improvement in the margin on higher sales. While during the quarter average selling prices declined 2% (reflecting a mix of products with higher participation of welded line pipe products) and costs of sales remained stable (higher direct cost of sales offset by a positive volume effect on fixed costs), the operating margin improved following the reduction of selling, general and administrative expenses as a percentage of sales.

Others	1Q 2018	4Q 2017		1Q 2017
Net sales ($ million)	100	111	(10%)	68	46%
Operating income ($ million)	19	18	2%	5	246%
Operating income (% of sales)	18.7%	16.5%		7.9%

Net sales of other products and services decreased 10% sequentially but increased 46% year on year. The sequential decrease in sales is mainly related to lower sales of sucker rods.

Selling, general and administrative expenses, or SG&A, amounted to $350 million, or 18.7% of net sales, in the first quarter of 2018, compared to $344 million, 21.6% in the previous quarter and $294 million, 25.5% in the first quarter of 2017. Sequentially, SG&A declined as a percentage of sales due to a better absorption of fixed costs on higher sales and lower provisions for contingencies and doubtful accounts and the termination of the amortization of intangible assets of our Canadian subsidiary for $13 million.

Financial results amounted to a loss of $8 million in the first quarter of 2018, compared to a gain of $4 million in the previous quarter and a loss of $4 million in the first quarter of 2017. The loss of the quarter is mainly explained by lower interest results on a lower net cash position and a foreign exchange loss, net of derivatives results, of $7 million, mainly related to the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar. The net foreign exchange loss is to a large extent offset in equity, in the currency translation adjustment reserve.

Equity in earnings of non-consolidated companies generated a gain of $46 million in the first quarter of 2018, compared to a gain of $26 million in the previous quarter and a gain of $35 million in the first quarter of 2017. These results are mainly derived from our equity investment in Ternium  (NYSE:TX) and Usiminas (BSP:USIM).

Income tax charge amounted to $15 million in the first quarter of 2018, positively affected by currency movements on the tax base used to calculate deferred taxes at our subsidiaries which have the U.S. dollar as their functional currency for $20 million. This compares to an income tax charge of $36 million in the previous quarter and an income tax gain of $47 million in the first quarter of last year positively affected by the effect of the Mexican and Argentine peso revaluation on the tax base used to calculate deferred taxes at our Mexican and Argentine subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity

Net cash used in operations during the first quarter of 2018 was $30 million as we had a further increase of working capital of $364 million, reflecting an increase in receivables associated with a high level of sales towards the end of the quarter, compared to a cash generation of $26 million in the first quarter of 2017 and $13 million used in the previous quarter.

Capital expenditures amounted to $92 million for the first quarter of 2018, compared to $121 million in the previous quarter and $139 million in the first quarter of 2017.

At the end of the quarter, our net cash position amounted to $557 million, compared to $680 million at the beginning of the year.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 27, 2018, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379.4676 Internationally. The access number is “4878327”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on April 27th, through 10.59 pm on May 6th, 2018. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “4878327” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
Continuing operations	Unaudited
Net sales	1,866,235	1,153,860
Cost of sales	(1,305,506)	(823,856)
Gross profit	560,729	330,004
Selling, general and administrative expenses	(349,634)	(294,431)
Other operating income (expense), net	1,102	441
Operating income	212,197	36,014
Finance Income	9,373	12,927
Finance Cost	(10,174)	(5,938)
Other financial results	(7,066)	(11,415)
Income before equity in earnings of non-consolidated companies and income tax	204,330	31,588
Equity in earnings of non-consolidated companies	46,026	35,200
Income before income tax	250,356	66,788
Income tax	(15,122)	47,245
Income for continuing operations	235,234	114,033

Discontinued operations
Result for discontinued operations	-	91,542
Income for the period	235,234	205,575

Attributable to:
Owners of the parent	234,983	205,127
Non-controlling interests	251	448
	235,234	205,575

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2018		At December 31, 2017
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,218,278		6,229,143
Intangible assets, net	1,635,785		1,660,859
Investments in non-consolidated companies	681,323		640,294
Available for sale assets	21,572		21,572
Other investments	239,600		128,335
Deferred tax assets	169,926		153,532
Receivables, net	173,446	9,139,930	183,329	9,017,064
Current assets
Inventories, net	2,384,411		2,368,304
Receivables and prepayments, net	177,050		143,929
Current tax assets	139,506		132,334
Trade receivables, net	1,554,949		1,214,060
Other investments	999,576		1,192,306
Cash and cash equivalents	328,675	5,584,167	330,221	5,381,154
Total assets		14,724,097		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent		11,750,621		11,482,185
Non-controlling interests		99,191		98,785
Total equity		11,849,812		11,580,970
LIABILITIES
Non-current liabilities
Borrowings	34,948		34,645
Deferred tax liabilities	413,135		457,970
Other liabilities	220,085		217,296
Provisions	39,031	707,199	36,438	746,349
Current liabilities
Borrowings	970,647		931,214
Current tax liabilities	108,847		102,405
Other liabilities	208,645		197,504
Provisions	31,264		32,330
Customer advances	37,424		56,707
Trade payables	810,259	2,167,086	750,739	2,070,899
Total liabilities		2,874,285		2,817,248
Total equity and liabilities		14,724,097		14,398,218

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2018	2017
Cash flows from operating activities	Unaudited

Income for the period	235,234	205,575
Adjustments for:
Depreciation and amortization	141,802	162,218
Income tax accruals less payments	(24,816)	(92,930)
Equity in earnings of non-consolidated companies	(46,026)	(35,200)
Interest accruals less payments, net	620	(2,460)
Changes in provisions	1,527	(17,838)
Income from the sale of Conduit business	-	(89,694)
Changes in working capital	(363,552)	(104,937)
Currency translation adjustment and others	25,644	1,400
Net cash (used in) provided by operating activities	(29,567)	26,134

Cash flows from investing activities
Capital expenditures	(91,938)	(138,615)
Changes in advance to suppliers of property, plant and equipment	(414)	3,503
Proceeds from disposal of Conduit business	-	327,631
Loan to non-consolidated companies	(250)	(9,006)
Proceeds from disposal of property, plant and equipment and intangible assets	1,484	1,962
Changes in investments in securities	84,616	(48,469)
Net cash (used in) provided by investing activities	(6,502)	137,006

Cash flows from financing activities
Acquisitions of non-controlling interests	-	(18)
Proceeds from borrowings	277,711	247,122
Repayments of borrowings	(248,041)	(385,609)
Net cash provided by (used in) financing activities	29,670	(138,505)

(Decrease) increase in cash and cash equivalents	(6,399)	24,635
Movement in cash and cash equivalents
At the beginning of the period	330,090	398,580
Effect of exchange rate changes	1,050	3,526
(Decrease) increase in cash and cash equivalents	(6,399)	24,635
At March 31,	324,741	426,741

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
Operating income	212,197	36,014
Depreciation and amortization	141,802	162,218
EBITDA	353,999	198,232

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and non-current investments less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current)+ Non Current Investments – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At March 31,
	2018	2017
Cash and bank deposits	328,675	427,619
Other current investments	999,576	1,613,665
Non Current Investments	234,739	316,003
Borrowings	(1,005,595)	(708,231)
Net cash / (debt)	557,395	1,649,056

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
Net cash (used in) provided by operating activities	(29,567)	26,134
Capital expenditures	(91,938)	(138,615)
Free cash flow	(121,505)	(112,481)

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com